April 20, 2021

Ms. Katherine Hsu
Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2019-GC39 Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Filed November 27, 2020 File No. 333-226082-02

Dear Ms. Hsu:
As you know, we are acting as counsel to GS Mortgage Securities Corporation II (the “GSMSC”) in connection with your letter dated March 12, 2021 transmitting the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-D and ABS-EE filings (the “Filings”) as well as our letter dated March 25, 2021 setting forth GSMSC’s response to the Comments (the “GSMSC Response”). We refer to the subsequent conversations we had with you and your colleagues during our WebEx call on April 6, 2021.
We appreciated the opportunity we had on the call to discuss the Comments, the GSMSC Response, and we are providing this letter to propose the following actions GSMSC would take to resolve the Comments remaining after our call:
1.
GSMSC would file an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for the GS Mortgage Securities Trust 2019-GC39, filed with the Securities and Exchange Commission on March 29, 2021 (the “Original Form 10-K”) to add the following explanatory note regarding reporting on Form 10-D and Form ABS-EE and the making of P&I Advances with respect to asset number 28 (the “Gilbert Crossing Mortgage Loan”).  Except as described above, no other changes would be made to the Original Form 10-K.

“The Gilbert Crossing Mortgage Loan was subject to a forbearance agreement during part of the 2020 calendar year reporting period that was entered into by the special servicer and the applicable Borrower. The forbearance agreement provided for temporary deferrals of payments by the Borrower, but specified that such deferred payments continued to be owed by the Borrower as set forth in, and in accordance with, the terms and provisions of the loan documents.  The master servicer determined in accordance with the Servicing Standard that it was required to make P&I Advances under the Pooling and Servicing Agreement during the forbearance period for such scheduled monthly payments that were due but not received during the forbearance period. Additionally, consistent with the requirements of the CREFC® Investor Reporting Package (as defined in the Pooling and Servicing Agreement), which the master servicer is required to utilize under the terms of the Pooling and Servicing Agreement for reporting on mortgage loan performance, the master servicer reported the Gilbert Crossing Mortgage Loan as current rather than delinquent on the applicable Form ABS-EEs associated with the related Form 10-Ds during the related forbearance period. The reported payment status of “current” reflected that the Borrower was performing in accordance with the forbearance agreement.”

Lisa J. Pauquette   Tel +1 212 504-6298   Fax +1 212 504-6666   lisa.pauquette@cwt.com

Katherine Hsu
April 20, 2021

2.
GSMSC will work with the master servicers either to include as soon as practicable (which may take some time due to the coordination that is required) appropriate explanatory language as part of future Form 10-D and/or Form ABS-EE filings (the “Reports”) or use appropriate codes with such future filings, to indicate on such Reports when a mortgage loan is subject to a forbearance agreement or other temporary payment deferral arrangement that is not a permanent modification of the payment terms of such mortgage loan. Further, the Reports will also clarify that if such mortgage loan is indicated as “current” under the paymentStatusLoanCode on Form ABS-EE for each applicable reporting period, then such mortgage loan is performing in accordance with the terms of the related forbearance agreement.

3.
GSMSC will include clarifying language in its prospectuses for commercial mortgage backed securities offerings under GSMSC’s Form SF-3 to the effect that principal and interest advances would be required for any loans subject to forbearance agreements or other temporary payment deferral arrangements (subject to the usual recoverability determination), which advances would be made on the basis of the payment terms of such mortgage loans that exist immediately prior to the time such agreements are entered into or such arrangements are made.   The specific language included in any particular offering under GSMSC’s Form SF-3 may vary as it will be subject to changes or modifications by transaction participants.

In responding to the Staff’s comments with respect to the Filings, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
•	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (212) 504-6298 with any questions you have regarding the foregoing.

Very truly yours,

/s/ Lisa Pauquette

Lisa Pauquette

cc:	Leah Nivison Tejal Wadhwani, Esq. Michael S. Gambro, Esq.